Brian J. Lynch

215-988-1119 Direct

215-988-2757 Fax

Brian.Lynch@dbr.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:  Tyme Technologies, Inc. Form S-3 Registration Statement

Ladies and Gentlemen:

On behalf of Tyme Technologies, Inc. (the “Company”), we hereby file the Company’s Form S-3 Registration Statement.  If you have any questions regarding the Registration Statement, feel free to contact me at (215) 988-1119.

Sincerely,

Brian J. Lynch